                                                                    EXHIBIT 99.1



                          INDEPENDENT AUDITORS' REPORT

The Board of Managers
Snap! LLC:

    We have audited the accompanying balance sheets of Snap! LLC as of December 31, 1997 and 1998, and the related statements of operations, members' deficit, and cash flows for each of the years in the two-year period ended December 31, 1998. These financial statements are the responsibility of Snap! LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Snap! LLC as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

San Francisco, California

June 18, 1999

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                                 BALANCE SHEET

                                 (IN THOUSANDS)

                                                                                    DECEMBER 31,
                                                                               ----------------------   JUNE 30,
                                                                                  1997        1998        1999
                                                                               ----------  ----------  -----------
                                                                                                       (UNAUDITED)
                                   ASSETS
Current assets:
  Cash and cash equivalents..................................................  $       --         865          37
  Accounts receivable, net of allowance for doubtful accounts of $0 at
    December 31 1997, $469 at December 31, 1998, and $807 at June 30, 1999...         367       3,015       4,415
  Due from CNET..............................................................          --         655          --
  Prepaid expenses and other current assets..................................          --       1,778       2,075
                                                                               ----------  ----------  ----------
    Total current assets.....................................................         367       6,313       6,527
Property and equipment, net..................................................       1,127       4,674       8,277
Investments..................................................................          --         605      18,382
Deposits and other assets....................................................          36          42       2,194
                                                                               ----------  ----------  ----------
    Total assets.............................................................  $    1,530      11,634      35,380
                                                                               ==========  ==========  ==========

                  LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable...........................................................  $      312       2,721       3,011
  Accrued and other liabilities..............................................         216       2,846       6,357
  Deferred revenue...........................................................         400         553       3,741
  Due to CNET................................................................          --          --       2,611
  Due to NBC.................................................................          --          --       1,373
                                                                               ----------  ----------  ----------
    Total current liabilities................................................         928       6,120      17,093
Line of credit...............................................................          --      13,500      30,100
                                                                               ----------  ----------  ----------
    Total liabilities........................................................         928      19,620      47,193
                                                                               ----------  ----------  ----------
Commitments
Members' equity:
  Members' equity............................................................      16,170      48,972      86,808
  Deferred compensation......................................................          --      (2,102)     (9,146)
  Other accumulated comprehensive income.....................................          --          --      11,635
  Accumulated deficit........................................................     (15,568)    (54,856)   (101,110)
                                                                               ----------  ----------  ----------
    Total members' equity (deficit)..........................................         602      (7,986)    (11,813)
                                                                               ----------  ----------  ----------
    Total liabilities and members' equity (deficit)..........................  $    1,530      11,634      35,380
                                                                               ==========  ==========  ==========


                See accompanying notes to financial statements.

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                            STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)

                                                                        YEARS ENDED           SIX MONTHS ENDED
                                                                       DECEMBER 31,               JUNE 30,
                                                                   ---------------------  ------------------------
                                                                      1997       1998        1998         1999
                                                                   ----------  ---------  -----------  -----------
                                                                                          (UNAUDITED)  (UNAUDITED)
Net revenues.....................................................  $      817      7,317       1,958       13,368
Cost of net revenues.............................................       1,520      7,626       3,934        5,858
                                                                   ----------  ---------  -----------  ----------
    Gross profit (deficit).......................................        (703)      (309)     (1,976)       7,510
Operating expenses:
  Product development............................................       9,403      6,263       2,303        5,009
  Sales and marketing............................................       4,090     12,482       3,368       14,613
  General and administrative.....................................       1,372      5,939       1,407        5,744
  Amortization of deferred compensation..........................          --        160          --        1,766
  Promotion and advertising provided by NBC......................          --     14,060          --       26,037
                                                                   ----------  ---------  -----------  ----------
    Total operating expenses.....................................      14,865     38,904       7,078       53,169
                                                                   ----------  ---------  -----------  ----------
    Operating loss...............................................     (15,568)   (39,213)     (9,054)     (45,659)
Other expense, net...............................................          --        (75)         --         (595)
                                                                   ----------  ---------  -----------  ----------
    Net loss.....................................................  $  (15,568)   (39,288)     (9,054)     (46,254)
                                                                   ==========  =========  ==========   ==========
Other comprehensive income:
    Unrealized gains on available-for-sale securities............  $       --         --          --       11,635
                                                                   ----------  ---------  -----------  ----------
Comprehensive net loss...........................................  $  (15,568)   (39,288)     (9,054)     (34,619)
                                                                   ==========  =========  ==========   ==========
Basic and diluted net loss per unit..............................  $    (1.33)     (2.95)      (0.77)       (3.19)
                                                                   ==========  =========  ==========   ==========
Units used in per unit calculation...............................      11,700     13,301      11,700       14,481
                                                                   ==========  =========  ==========   ==========

                See accompanying notes to financial statements.

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                    STATEMENTS OF MEMBERS' EQUITY (DEFICIT)

                                 (IN THOUSANDS)

                                                                                      OTHER                         TOTAL
                                                MEMBER UNITS        DEFERRED       ACCUMULATED                    MEMBERS'
                                            --------------------  COMPENSATION    COMPREHENSIVE   ACCUMULATED      EQUITY
                                              UNITS     AMOUNT       EXPENSE         INCOME         DEFICIT       (DEFICIT)
                                            ---------  ---------  -------------  ---------------  ------------  -----------
Contributed capital from CNET, Inc........     11,700     16,170           --              --              --        16,170
Net loss..................................         --         --           --              --         (15,568)      (15,568)
                                            ---------  ---------       ------          ------     ------------  -----------
Balances as of December 31, 1997..........     11,700     16,170           --              --         (15,568)          602
Contributed capital from CNET, Inc........         --     10,616           --              --              --        10,616
Cash contribution from NBC................      2,744      5,864           --              --              --         5,864
Promotion and advertising provided by
  NBC.....................................         --     14,060           --              --              --        14,060
Grant of compensatory stock options.......         --      2,262       (2,262)             --              --            --
Amortization of deferred compensation.....         --         --          160              --              --           160
Net loss..................................         --         --           --              --         (39,288)      (39,288)
                                            ---------  ---------       ------          ------     ------------  -----------
Balances as of December 31, 1998..........     14,444  $  48,972       (2,102)             --         (54,856)       (7,986)
Promotion and advertising provided by NBC
  (unaudited).............................         --     26,037           --              --              --        26,037
Grant of compensatory stock options
  (unaudited).............................         --      8,810       (8,810)             --              --            --
Issuance of units in connection with
  GlobalBrain transaction (unaudited).....         75      2,989           --              --              --         2,989
Unrealized gain on available-for-sale
  securities (unaudited)..................         --         --           --          11,635              --        11,635
Amortization of deferred compensation
  (unaudited).............................         --         --        1,766              --              --         1,766
Net loss (unaudited)......................         --         --           --              --         (46,254)      (46,254)
                                            ---------  ---------       ------          ------     ------------  -----------
Balances as of June 30, 1999
  (unaudited).............................     14,519  $  86,808       (9,146)         11,635        (101,110)      (11,813)
                                            =========  =========       ======          ======     ===========   ===========

                See accompanying notes to financial statements.

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                        YEARS ENDED           SIX MONTHS ENDED
                                                                       DECEMBER 31,               JUNE 30,
                                                                   ---------------------  ------------------------
                                                                      1997       1998        1998         1999
                                                                   ----------  ---------  -----------  -----------
                                                                                          (UNAUDITED)  (UNAUDITED)
Cash flows from operating activities:
  Net loss.......................................................  $  (15,568)   (39,288)     (9,054)     (46,254)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Receipt of stock in exchange for services provided...........          --       (605)         --       (4,139)
    Depreciation and amortization................................         329        929         182        1,489
    Amortization of deferred compensation expense................          --        160          --        1,766
    Promotion and advertising provided by NBC....................          --     14,060          --       26,037
    Changes in operating assets and liabilities:
    Accounts receivable..........................................        (367)    (2,648)       (356)      (1,400)
      Prepaid expenses, deposits and other assets................         (36)    (1,784)         (8)         632
      Accounts payable...........................................         312      2,409         (80)         290
      Accrued and other liabilities..............................         216      2,630         325        3,511
      Deferred revenue...........................................         400        153        (400)       3,188
      Due to/from CNET...........................................          --       (655)         --        3,266
      Due to NBC.................................................          --         --          --        1,373
                                                                   ----------  ---------  -----------  ----------
        Net cash used in operating activities....................     (14,714)   (24,639)     (9,391)     (10,241)
                                                                   ----------  ---------  -----------  ----------
Cash flows used in investing activities:
  Cash paid in connection with Global Brain transaction..........          --         --          --       (1,100)
  Investment in Net2Phone........................................          --         --          --       (1,000)
  Purchases of fixed assets......................................      (1,456)    (4,476)     (1,136)      (5,087)
                                                                   ----------  ---------  -----------  ----------
        Net cash used in investing activities....................      (1,456)    (4,476)     (1,136)      (7,187)
                                                                   ----------  ---------  -----------  ----------
Cash flows from financing activities:
  Proceeds from line of credit...................................          --     13,500          --       16,600
  Capital contribution...........................................      16,170     10,616      10,527           --
  Cash contribution from NBC.....................................          --      5,864       5,864           --
                                                                   ----------  ---------  -----------  ----------
        Net cash provided by financing activities................      16,170     29,980      16,391       16,600
                                                                   ----------  ---------  -----------  ----------
Net increase (decrease) in cash and cash equivalents.............          --        865       5,864         (828)
Cash and cash equivalents at beginning of the period.............          --         --          --          865
                                                                   ----------  ---------  -----------  ----------
Cash and cash equivalents at end of the period...................  $       --        865       5,864           37
                                                                   ==========  =========  ==========   ==========
Supplemental non-cash transactions:
  Cash paid for interest.........................................  $       --         13          --          324
                                                                   ==========  =========  ==========   ==========
Supplemental non-cash investing and financing activities:
  Promotion and advertising provided by NBC......................  $       --     14,060          --       26,037
                                                                   ==========  =========  ==========   ==========
  Issuance of member units in connection with Global Brain
    transaction..................................................  $       --         --          --        2,989
                                                                   ==========  =========  ==========   ==========
  Grant of compensatory stock options............................  $       --      2,262          --        8,810
                                                                   ==========  =========  ==========   ==========
  Unrealized gain on available-for-sale securities...............  $       --         --          --       11,635
                                                                   ==========  =========  ==========   ==========
  Services rendered in exchange for equity investments...........  $       --        605          --        4,139
                                                                   ==========  =========  ==========   ==========


                See accompanying notes to financial statements.

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1998

                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

(1) ORGANIZATION AND BASIS OF PRESENTATION

    (A) THE COMPANY

    Snap! LLC (Snap or the Company) commenced operations in December 1996 (the Company had no significant operating results during 1996) and was introduced as a service in September 1997. Snap is an Internet portal service company that offers a branded network of comprehensive information, media, ecommerce, communication, and navigation services to millions of users daily.

    The Company was incorporated on June 25, 1998 as a Delaware limited liability company (LLC). Prior to that date, the Company was operated as a wholly-owned and consolidated operation of CNET, Inc. (CNET). The accompanying financial statements retroactively reflect the incorporation of the Company as an LLC to the date of the inception of the Company's operations. On or about June 30, 1998, as part of a contribution agreement entered into between CNET and NBC, Inc. (NBC) (collectively, the Members), CNET contributed its assets and liabilities used exclusively in the operation of the Snap service to the LLC for an approximately 81% ownership interest, while NBC contributed approximately $5.9 million in cash to the LLC for an approximately 19% ownership interest (see
Note 7). CNET's and NBC's contributions were recorded at their respective historical carrying amounts.

    The accompanying financial statements and related notes also reflect the historical results of operations and cash flows of Snap while it was operated by CNET. The statement of operations includes all revenues and costs directly attributable to Snap, including costs for facilities, functions and services used by the business and allocations of costs for certain administrative functions and services performed by centralized departments of CNET. Costs have been allocated to the Snap operation based on CNET management's estimate of costs attributable to the Snap operation. Such costs are not necessarily indicative of the costs that would have been incurred if Snap had been a separate entity.

    (B) LIQUIDITY

    The Company has sustained losses and negative cash flows from operations since inception and expects these conditions to continue into the foreseeable future. As of June 30, 1999, the Company had accumulated losses from inception of approximately $101 million. The implementation of the Company's business plan is dependent upon obtaining additional equity or debt financing through public or private financing, strategic partnerships or other arrangements. There can be no assurance that such additional financing will be available on terms attractive to the Company, or at all. Should additional external financing not be available, management would curtail the Company's current growth plans to enable the Company to continue operations through 1999.

    (C) XOOM/NBC/SNAP MERGER

    On May 9, 1999, the Company, Xoom.com, Inc., NBC, Inc. and certain of its affiliates (collectively, NBC), and CNET, Inc. entered into a series of definitive agreements, (the Agreements) relating to the formation of a new company to be named NBC Internet, Inc. (NBCi) upon consummation of all the transactions contemplated by the Agreements. NBCi is expected to include the businesses of the Company,

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1997 AND 1998

                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

(1) ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED) Xoom.com, Inc., and certain of NBC's Internet assets (including NBC.com, Videoseeker.com and NBC Interactive Neighborhood) and a 10% interest in CNBC.com.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (A) REVENUE RECOGNITION

    The Company's revenues are derived principally from the sale of banner advertisements and sponsorships. Advertising revenues are recognized in the period which the advertisement is displayed, provided that no significant obligations remain at the end of the period. Company obligations typically include the guarantee of a minimum number of "impressions" or times that an advertisement appears in pages viewed by users of the Company's online properties. To the extent the minimum guaranteed impressions are not delivered, the Company defers recognition of the corresponding revenue until the remaining guaranteed impression levels are achieved.

    The Company also earns revenue on sponsorship contracts from fees relating to the design, coordination, and integration of customers' content and links into Snap's online media properties. Such developmental fees are recognized as revenue once the related activities have been performed and the customers' Web links are available on Snap's online properties. Snap also derives revenues from development fees and electronic commerce which to date have each comprised less than 10% of revenues.

    Deferred revenue is primarily comprised of billings in excess of recognized revenue relating to advertising contracts and payments received pursuant to sponsorship agreements in advance of revenue recognition.

    (B) PRODUCT DEVELOPMENT

    Development expenses include expenses which were incurred in the development of new or improved technologies that enhance the performance of the Company's Internet service. Costs for development are expensed as incurred. Costs related to specific products or services are no longer recognized as development expenses when the specific product or service is launched and incorporated into the Company's internet service.

    (C) ADVERTISING COSTS

    All advertising costs are expensed when incurred. Advertising expense, including the value of advertising provided through barter transactions, totaled approximately $1,007,000, $18,559,000, $986,000 and $28,367,000 for the years ended December 31, 1997 and 1998, and the six months ended June 30, 1998 and 1999, respectively. These costs include the value of promotion and advertising provided by NBC (see Note 7).

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1997 AND 1998

                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    (D) CONCENTRATIONS OF CUSTOMERS AND CREDIT RISK

    One customer comprised 8% and 29% of net revenues for the year ended December 31, 1998 and the six-months ended June 30, 1999, respectively, in conjunction with non-monetary transactions in which the Company received equity as consideration for services sold by the Company. One separate customer accounted for 18% of net revenues for the year ended December 31, 1997. During the years ended December 31, 1997 and 1998, and the six months ended June 30, 1998 and 1999 no other customer accounted for greater than 10% of revenues.

    During the quarter ended June 30, 1999, the Company received stock in a private company currently valued at approximately $10 million in exchange for future services of equivalent value to be rendered by the Company. Subsequent to the fiscal quarter end, the Company and the private company issuer of the stock completed an escrow arrangement under which the Company would earn the release of the shares from escrow. The release of the shares from escrow would be based on the Company's actual monthly performance during a two-year term. As of June 30, 1999, the Company had earned the release of shares valued at approximately $200,000, which has been recorded as revenue in the quarter then ended.

    No other significant revenues were recorded on non-monetary transactions in which the Company received equity investments as consideration for services.

    Financial instruments which potentially expose the Company to a concentration of credit risk consists primarily of trade accounts receivable. Accounts receivable are typically unsecured and are derived from revenues earned from customers primarily in the United States. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. At December 31, 1998 and June 30, 1999, no one customer accounted for more than 10% of the accounts receivable balance.

    (E) CASH, CASH EQUIVALENTS, AND INVESTMENTS

    The Company considers investments in highly liquid instruments purchased with remaining maturities of 90 days or less to be cash equivalents. Cash equivalents are recorded at cost which approximates fair value. The Company maintains its cash in two depository accounts with high credit quality financial institutions.

    Equity investments in private companies are recorded initially at fair value when the Company's rights of ownership vest, and subsequently are carried at the lower of cost or net realizable value. Equity investments in publicly traded companies are initially recorded at market value when the Company's rights of ownership vest and are assumed to be available-for-sale securities which are carried at market value, with changes in market value recorded as unrealized gains and losses in total member's equity.

    (F) PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1997 AND 1998

                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

to seven years. Property and equipment recorded under leasehold improvements are amortized on a straight-line basis over the shorter of the lease terms or their estimated useful lives.

    (G) INCOME TAXES

    Prior to June 25, 1998 the Company's taxable losses were included in the consolidated tax returns of CNET, Inc. The Company did not receive any benefit from CNET Inc.'s receipt of such operating losses or research and development credits.

    Upon the incorporation as a Delaware limited liability company on June 26, 1998, the Company's net operating losses inured to the benefit of the Members. Accordingly, no provision for income taxes is recognized in the accompanying financial statements as the net loss generated from the Company's operations was "passed through" to the Members.

    (H) SOFTWARE DEVELOPMENT COSTS

    Statement of Financial Accounting Standard (SFAS) No. 86, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED OR OTHERWISE MARKETED, governs accounting for software development costs. This statement provides for capitalization of certain software development costs once technological feasibility has been established. The costs capitalized are then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenue to total projected product revenues, whichever is greater. No such costs have been capitalized to date.

    (I) STOCK-BASED COMPENSATION

    The Company accounts for its stock-based employee compensation plans using the intrinsic value method. As such, compensation expense is recorded on the date of grant if the current market price of the underlying membership unit exceeded the exercise price.

    (J) USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Actual results could differ from those estimates.

    (K) COMPREHENSIVE LOSS

    The Company has adopted the provisions of SFAS No. 130, REPORTING COMPREHENSIVE INCOME, which established standards for reporting and disclosures of comprehensive results and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. During the second quarter of 1999 the Company reported unrealized holding gains arising from investments classified as available-for-sale. The Company has an investment in Mail.com, Inc. (Mail.com), which completed an initial public offering during the second quarter of 1999. The Company's investment in Mail.com was

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1997 AND 1998

                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

recorded at market value based on the closing price of the stock on June 30, 1999, and the increase in value of the stock was recorded as an unrealized holding gain in comprehensive loss.

    (L) BARTER TRANSACTIONS

    The Company trades advertisements on its online properties in exchange for advertisements on the online properties of other companies. These revenues and marketing expenses are recorded at the fair value of services provided or the fair value of the services received, whichever is more reliably determinable in the circumstances. Revenue from barter transactions is recognized as income when advertisements are delivered on the Company's online properties. Expense from barter transactions is recognized when advertisements are provided to the Company. Barter revenues and expenses were approximately $342,000, $636,000, $473,000 and $896,000 for the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1998 and 1999, respectively.

    (M) FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying value of the Company's cash and cash equivalents, accounts receivable, equity investments, accounts payable and long-term debt approximate their respective fair values.

    (N) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

    The Company reviews its long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

    (O) RECENT ACCOUNTING PRONOUNCEMENTS

    The FASB recently issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. For a derivative not designated as a hedging instrument, changes in the fair value of the derivative are recognized in earnings in the period of change. The Company must adopt SFAS No. 133 by January 1, 2001. Management does not believe the adoption of SFAS No. 133 will have a material effect on the financial position or operations of the Company.

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1997 AND 1998

                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    (P) NET LOSS PER UNIT

    Basic and diluted loss per unit is computed using the weighted average number of outstanding units at the end of each period. The following potentially dilutive units have been excluded from the determination of net loss per unit for all periods because the effect of such units would have been anti-dilutive:

                                                                   DECEMBER 31,    JUNE 30,
                                                                       1998          1999
                                                                   ------------  ------------
Units issuable under unit option plan............................      986,662      1,528,267
Units issuable under option to NBC (see Note 7)..................   14,805,556     14,805,556
                                                                   ------------  ------------
                                                                    15,792,218     16,333,823
                                                                   ===========   ============

    As of December 31, 1998 and June 30, 1999, the weighted average exercise price of unit options was $2.47 and $14.78, respectively.

    (Q) INTERIM FINANCIAL DATA

    The accompanying financial statements as of June 30, 1999 and for the six months ended June 30, 1998 and 1999, are unaudited. In the opinion of management, these interim statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The financial data disclosed in these notes to the financial statements for these periods are also unaudited. The results of operations for the interim periods are not necessarily indicative of the results to be expected for any future periods.

(3) GLOBALBRAIN INVESTMENT

    In April 1999, the Company entered into a series of agreements with GlobalBrain.net, Inc. (GlobalBrain). In aggregate, the Company committed to provide GlobalBrain with $2 million in cash and 75,000 membership units (valued at $3 million) in exchange for (i) a seven-year (with an option to extend an additional five years) exclusive right to utilize certain GlobalBrain technology (the Technology) within a portal service, (ii) non-exclusive rights to utilize the Technology in other Snap products and to sublicense the Technology, (iii) a commitment from GlobalBrain to provide a minimum of five dedicated GlobalBrain engineers working full time under the discretion of Snap on custom research and development work for three years, (iv) a 10% ownership interest in GlobalBrain, and (v) warrants to purchase an additional 41% of GlobalBrain in three separate tranches over a five year period. The Company accounted for this transaction as the acquisition of certain tangible and intangible assets, and allocations of the consideration surrendered by the Company were made to the following: purchased technology of approximately $2 million, prepaid development fees of approximately $2 million, and an equity investment in a private company of approximately $1 million.

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1997 AND 1998

                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

(4) PROPERTY AND EQUIPMENT

    Property and equipment consisted of the following (in thousands):

                                                                        DECEMBER 31,
                                                                    --------------------   JUNE 30,
                                                                      1997       1998        1999
                                                                    ---------  ---------  -----------
Furniture, fixtures, leasehold improvements and equipment.........  $     102      1,763       1,948
Purchased software................................................        159        242         662
Computer equipment................................................      1,195      3,927       8,409
                                                                    ---------  ---------  -----------
                                                                        1,456      5,932      11,019
Less accumulated depreciation and amortization....................        329      1,258       2,742
                                                                    ---------  ---------  -----------
                                                                    $   1,127      4,674       8,277
                                                                    =========  =========  ==========

(5) CREDIT FACILITIES AND COMMITMENTS

    (A) LINE OF CREDIT

    As of December 31, 1998, the Company has a revolving line of credit for $27,000,000 which is secured by substantially all of the Company's assets, guaranteed by General Electric, parent company of the Company's principal shareholders, and bears interest at various rates which ranged from 5.40% to 6.86% during the year ended December 31, 1998. Extensions of credit are available until June 15, 2001. Advances made under the facility shall mature no later than July 15, 2001. At December 31, 1998, $13,500,000 was outstanding and $10,170,000 was available under the line of credit. The outstanding balance is comprised of multiple individual borrowings, which are due between April 6, 1999 and June 28, 1999. The borrowings are classified as long-term on the face of the balance sheet because the Company has the ability and intent to extend the due dates beyond December 31, 1999.

    On June 25, 1999, the Company's revolving line of credit, guaranteed by General Electric, was increased to $45,000,000. At June 30, 1999, $30,100,000 was outstanding and $11,220,000 was available under the line of credit. The outstanding balance is comprised of multiple individual borrowings, due between July 6, 1999, and December 7, 1999, and bear interest at various rates ranging from 5.22% to 8.25%. These borrowings are classified as long-term on the face of the balance sheet because the Company has the ability and intent to extend the due dates beyond twelve months.

    In both periods, a total of $3,330,000 of the line of credit was reserved in accordance with the requirements of the Company's facilities lease.

    (B) COMMITMENTS

    The Company is obligated under a noncancelable operating lease for office space, expiring in 2008. Rent expense was $200,000, $1,923,000, $500,000, and
$1,456,000 for the years ended December 31, 1997 and 1998, and for the six months ended June 30, 1998 and 1999, respectively. The Company subleases portions of its facilities under noncancelable operating sublease agreements which expire over the next three years. Rental income from these subleases was $0, $360,000, $0, and $393,000 for the years ended

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1997 AND 1998

                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

    (B) COMMITMENTS (CONTINUED)

December 31, 1997 and 1998, and for the six months ended June 30, 1998 and 1999, respectively. The Company has no capital lease obligations.

    As of December 31, 1998, future minimum lease payments for the Company's operating leases are as follows (in thousands):

YEAR ENDING DECEMBER 31:
-------------------------------------------------------------------------------------
  1999.............................................................................  $   2,540
  2000.............................................................................      2,540
  2001.............................................................................      2,540
  2002.............................................................................      2,540
  2003.............................................................................      2,926
  Thereafter.......................................................................     11,503
                                                                                     ---------
                                                                                     $  24,589
                                                                                     =========

    The minimum operating lease payments have not been reduced by any future minimum sublease rentals totalling $1,614,000 due under noncancelable subleases over the next three years.

(6) OPTION PLAN

    A summary of the Company's option activity and related information through June 30, 1999 follows:

                                                                         NUMBER OF    EXERCISE
                                                                           UNITS       PRICES
                                                                         ----------  -----------
Options outstanding, December 31, 1997.................................          --   $      --
Granted................................................................   1,012,572        7.79
Canceled...............................................................     (25,910)       7.79
                                                                         ----------
Options outstanding, December 31, 1998.................................     986,662        7.79
Granted (unaudited)....................................................     578,249       26.49
Canceled (unaudited)...................................................     (36,644)      11.18
                                                                         ----------       -----
Options outstanding, June 30, 1999 (unaudited).........................   1,528,267       14.78
                                                                         ==========       -----
Options exercisable, December 31, 1998 and June 30, 1999 (unaudited)...      31,107        7.79
                                                                         ==========       -----

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1997 AND 1998

                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

(6) OPTION PLAN (CONTINUED)

    The following summarizes information about options outstanding as of June 30, 1999:

                                   WEIGHTED AVERAGE
    RANGE OF         NUMBER OF    REMAINING CONTRACTUAL    WEIGHTED AVERAGE
 EXERCISE PRICES       UNITS           LIFE (YRS.)          EXERCISE PRICE
-------------------  ----------  -----------------------  -----------------
$   7.79 - $ 7.79   1,103,613              9.17             $    7.79
$  31.25 - $31.25     370,353              9.78             $   31.25
$  42.00 - $48.50      54,301              9.94             $   44.65
                   ----------              ----             ---------
$   7.79 - $48.50   1,528,267              9.35             $   14.78
                   ==========              ====             =========

    As of December 31, 1998 and June 30, 1999, options available for grant under the Company's option plan totaled 618,276 and 1,721,733, respectively.

    For the year ended December 31, 1998 and the six months ended June 30, 1999, the Company recorded $2,262,000 and $8,810,000 respectively, of deferred compensation charges representing the difference between the deemed fair value of the membership unit on the date of grant and the option exercise price on the date of grant. Deferred compensation will be amortized over the four-year vesting period of the options using an accelerated method. During the year ended December 31, 1998 and the six months ended June 30, 1999, $160,000 and $1,766,000 of amortization of deferred compensation was recognized as expense.

    If compensation cost for the Company's option plan had been determined based on the fair value at the grant date for awards issued in the year ending December 31, 1998, consistent with the provisions of SFAS No. 123 ACCOUNTING FOR STOCK-BASED COMPENSATION, then the Company's net loss would have been increased to the pro forma amounts indicated below (in thousands):

Net loss--as reported.............................................  $  39,288
Net loss--pro forma...............................................  $  39,646

    The weighted average fair value at date of grant for options granted for the year ending December 31, 1998 was $3.88. The fair value of each option grant was estimated on the date of grant using the minimum value option pricing model with the following assumptions:

Risk free interest rate............................................  6%
Weighted-average expected life of the options......................  4 years
Dividend rate......................................................  --

(7) RELATED PARTY TRANSACTIONS

    Prior to June 30, 1998, all of the expenditures of the Company were incurred by CNET and charged to the Company. These expenditures included allocations for accounting, legal, network operations, facilities, certain product development efforts, and other general expenses. Such allocations were generally allocated

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1997 AND 1998

                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

(7) RELATED PARTY TRANSACTIONS (CONTINUED)

to the Company based on headcount, estimates on the percentage usage by the Company, or estimates of the time spent by CNET employees on the business of the company. The following table summarizes direct and indirect expenses of the Company prior to June 30, 1998 (in thousands):

                                                                                   PERIOD FROM
                                                                                 JANUARY 1, 1998
                                                                       1997     TO JUNE 30, 1998
                                                                     ---------  -----------------
COST OF NET REVENUES
Direct expenses paid by CNET on behalf of the Company..............  $   1,055          3,066
Expenses allocated by CNET to the Company..........................        465            868
                                                                     ---------          -----
                                                                         1,520          3,934
                                                                     =========          =====
PRODUCT DEVELOPMENT
Direct expenses paid by CNET on behalf of the Company..............  $   8,471            884
Expenses allocated by CNET to the Company..........................        932          1,418
                                                                     ---------          -----
                                                                         9,403          2,302
                                                                     =========          =====
SALES AND MARKETING
Direct expenses paid by CNET on behalf of the Company..............  $   1,806          1,862
Expenses allocated by CNET to the Company..........................      2,284          1,507
                                                                     ---------          -----
                                                                         4,090          3,369
                                                                     =========          =====
GENERAL AND ADMINISTRATIVE
Direct expenses paid by CNET on behalf of the Company..............  $      73            133
Expenses allocated by CNET to the Company..........................      1,299          1,274
                                                                     ---------          -----
                                                                         1,372          1,407
                                                                     =========          =====

    Such allocations are not necessarily indicative of the costs that would have been incurred if the Company had been a separate entity. However, management believes the differences between the allocated costs and the cost to obtain such services from an outside third party would not be significant.

    Following June 30, 1998, the Company began direct procurement and payment of all of its expenses, with the exception of certain services it contracted with CNET to provide or maintain. Such services include creative services, human resources, accounting, facilities, technology support, bandwidth and hosting support, and sales and marketing, and the Company recorded expenses totaling $3.7 million and $3.9 million for the year ended December 31, 1998 and for the six months ended June 30, 1999, respectively, for amounts due to CNET for such services.

    NBC has provided certain promotional and other services to the Company since its investment date. NBC has provided advertising and promotion services to the Company which have been recorded as capital contributions at the time the services were provided based on the average CPM value for commercial air time during the period the services were provided. The Company has recorded advertising

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1997 AND 1998

                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

(7) RELATED PARTY TRANSACTIONS (CONTINUED)

and promotion expenses of approximately $14.1 million and $26.0 million for the year ended December 31, 1998 and the six months ended June 30, 1999, respectively, at the average CPM value for commercial air time during the period the services were provided. NBC is not committed to provide such services to the Company. NBC has provided other services to the Company related to advertising production and legal support and the Company has recorded expenses totaling $0.2 million and $1.4 million for the year ended December 31, 1998 and for the six months ended June 30, 1999, respectively, for amounts due to NBC for such services.

    During the years ended December 31, 1997 and 1998 and the six months ended June 30, 1998 and 1999, the Company has recorded no significant revenues from CNET, General Electric, NBC or any of their affiliates.

    The Company's credit facility is guaranteed by General Electric, parent company of NBC (see Note 5).

    As defined in the contribution agreement, NBC has an option to purchase 14,805,556 membership units for an aggregate price of $31,365,802. The option expires in June, 2001.

(8) DEFINED CONTRIBUTION PLAN

    The Company has a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code covering all eligible employees. Under the plan, participating employees may defer a portion of their pretax earnings up to the Internal Revenue Service annual contribution limit. For the year ended December 31, 1998, the Company did not contribute to the plan.

(9) SEGMENT INFORMATION

    The Company has adopted the provisions of SFAS No. 131, DISCLOSURE ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS No. 131 establishes standards for the reporting by public business enterprises of information about operating segments, products and services, geographic areas and major customers. The method for determining what information to report is based on the way that management organizes the operating segments within the Company for making operating decisions and assessing financial performance.

    The Company's chief operating decision maker is considered to be the Company's Chief Executive Officer ("CEO"). The information reviewed by the CEO for purposes of making operating decisions and assessing financial performance is identical to the information presented in the accompanying financial statement of operations. The Company operates in one segment, Internet operations. The Company has had no international revenues to date.

(10) LEGAL PROCEEDINGS

    The Company was involved in a dispute with SNAP Technologies, Inc. (SNAP
Tech) which claimed to own the SNAP trademark. SNAP Tech filed a lawsuit against CNET on November 19, 1998, alleging trademark infringement and related statutory violations, to which the Company filed an answer on November 24, 1998. On July 15, 1999, the lawsuit with SNAP Tech was settled. Pursuant to the settlement

                                   SNAP! LLC
                     (A DELAWARE LIMITED LIABILITY COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1997 AND 1998

                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

(10) LEGAL PROCEEDINGS (CONTINUED)

agreement, the Company shall pay $200,000, grant an advertising credit of $1,000,000, and provide certain other promotions to SNAP Tech in exchange for all worldwide rights to all names, trademarks, and service marks previously used by SNAP Tech. NBC and CNET will indemnify the Company for this legal settlement. Accordingly, no amounts related to this settlement have been accrued in the accompanying financial statements.

    In March 1999 the Company filed a complaint against CityAuction, Inc. in connection with an agreement entered into between the Company and CityAuction to promote CityAuction's online auction site in exchange for monetary compensation and warrants to purchase shares of CityAuction. The Company is claiming that CityAuction breached the agreement by refusing to honor the Company's exercise in February 1999 of its CityAuction warrants, failing to make a $125,000 payment due to the Company and failing to provide the Company with notice of CityAuction's pending acquisition by Ticketmaster Online-CitySearch, Inc. The Company is also claiming that Ticketmaster induced CityAuction to breach it contractual obligations to the Company. This matter is in the discovery stage. An unfavorable outcome in this litigation would deny the Company the economic benefit of the claimed payments and stock ownership of CityAuction. No amounts contingent upon a favorable outcome in this litigation have been recorded in the Company's financial statements.